UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. This Form 6-K contains, as Exhibit 99.1, Operating and Financial Review and Prospects, which reviews Adecoagro’s results of operations and financial condition as of, and for the twelve month period ended, December 31, 2013.

This report also incorporates by reference the Company’s current report on Form 6-K filed with the SEC on March 20, 2013 containing Adecoagro’s audited condensed consolidated financial statements as of December 2013 and 2012 and for the years ended December 31, 2013, 2012, and 2011 (the “Financial Statements”), which are accordingly incorporated by reference in the registration statements on Form F-3 referred to in the preceding paragraph.

Forward Looking Statements

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth herein and in the Financial Statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and
Chief Accounting Officer

Date: April 1, 2014

Exhibit Index

99.1	Operating and Financial Review and Prospects

99.2	Consent of PriceWaterhouse & Co. S.R.L.

Exhibit 99.1

Operating and Financial Review and Prospects

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems. In the first half of 2013, the countries in which we operate suffered a severe drought, which resulted in a reduction of approximately 21% to 31% in our yields for the 2012/2013 harvest, on corn and soybean the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income. The average expected yields for the 2012/2013 harvest for crops before the drought were 6.6 tons per hectare for corn and 2.5 tons per hectare for soybean. The actual yields following the drought were 5.3 tons per hectare for corn and 1.8 tons per hectare for soybean, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of corn, soybean and the remaining crops of $5.9 million, $16.6 million and $2.7 million, respectively, for the year ended December 31, 2013.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

				% Change
	2012/2013	2011/2012	2010/2011	2012/2013	2011/2012
	Harvest Year (2)	Harvest Year	Harvest Year	2011/2012	2010/2011
	(Tons per hectare)
Corn (1)	5.3	5.0	5.4	5.8%	(7.9%)
Soybean	2.2	2.5	2.6	(11.1%)	(3.2%)
Soybean (second harvest)	1.3	1.5	1.6	(15.1%)	(5.8%)
Cotton lint	0.8	1.0	1.6	(23.6%)	(33.5%)
Wheat (2)	1.8	2.6	3.3	(30.0%)	(21.0%)
Rice	5.7	5.4	6.2	5.8%	(13.0%)
Coffee (3)	N/A	1.9	2.0	N/A	(3.9%)
Sugarcane (4)	71.8	75.2	75.13	(4.5%)	0.1%

(1)	Includes sorghum
(2)	Includes barley
(3)	“The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights in respect of the “Rio de Janeiro” farm for an 8-year term in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods”
(4)	Does not consider harvested area for planting activities

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2013 to December 31, 2013, wheat prices decreased by 21.3%, soybean prices decreased 10.1% and corn prices decreased by 38.4%. Also, between January 1, 2013 and December 31, 2013, ethanol prices decreased by 2.1%, according to ESALQ data, and sugar prices decreased by 15.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of not harvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)	Corn in U.S. cents per bushel (CBOT)

Sugar in U.S. cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

Production area for cattle is presented on a harvest year basis, as land used for cattle operations is linked to our farming operations and use of farmland during a harvest year, while production volumes for dairy and cattle are presented on a fiscal year basis. On the other hand, production volume and production area in our sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis. See “—Year ended December 31, 2013 as compared to year ended December 31, 2012.”

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.

The following table sets forth the fluctuations in the production area for the periods indicated:

	Period ended December 31,
	2013	2012	2011
	Hectares
Crops	147,895	151,132	127,436
Rice	35,249	31,497	27,542
Coffee (1)	—	1,632	1,632
Sugar, Ethanol and Energy	99,409	85,531	65,308

(1)	“The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights in respect of the “Rio de Janeiro” farm for an 8-year term in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods”

The increase in rice production area in 2013 was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The decrease in crop production area in 2013 compared to 2012 was mainly driven by a decrease in leased hectares . The increase in sugar, ethanol and energy production area in 2013 is explained by an increase in leased hectares .

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. In recent years, the emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) have generally experienced significant macroeconomic improvements but remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%; wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of December 31, 2013, the Peso-U.S. dollar exchange rate was Ps.6.52 per U.S. dollar as compared to Ps. 4.92 and Ps.4.30 per U.S. dollar as of December 31, 2012 and 2011, respectively. As of December 31, 2013, the Real-U.S. dollar exchange rate was R$2.36 per U.S. dollar as compared to R$2.04 and R$1.86 per U.S. dollar as of December 31, 2012 and 2011, respectively.

The Company is exposed to currency risks in Argentina, where currently there is an exchange control regime. (see on our annual report on From 20-F for the year ended December 31, 2012 — Item 3 — Risks Factors “— Risks Related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina”). In Argentina there is an official exchange rate set by the Argentine Government and a parallel U.S. dollar market exchange rate. The Company uses the official Argentine Peso-U.S. Dollar exchange rate as the reference exchange rate for all re-measurement purposes, which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate.

During January 2014, the Argentine peso experienced a 22% devaluation, from a 6.52 ARS/U.S. dollar to 8.02 ARS/ U.S.dollar. This devaluation is not expected to have a significant impact on the Company’s sales because a substantial portion of Adecoagro’s agricultural production is destined to the export market and as a result a significant portion of the Company´s sales generated in Argentina are denominated in U.S. dollars. However, the devaluation is expected to result in an improvement in our operating costs, with the exception of fertilizers, agrochemicals and seeds, as our production costs are primarily denominated in Agerntine pesos. Accordingly, the net effect of the devaluation of the Argentine peso is expected to have a positive effect on our margins.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Coffee and cotton are unique in that while both are typically harvested from May to August, they require a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Cattle and Dairy segments, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $165.3 million for the year ended December 31, 2011, $301.4 million for the year ended December 2012 and $128.7 million for the year ended December 2013. See also “-Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2013 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS . The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

We believe the following to be our more significant critical accounting policies and estimates used in the preparation of the consolidated financial statements:

Biological Assets and Agricultural Produce

Before harvest, our crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 “Biological Assets.” As prescribed by IAS 41, we measure growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. We measure biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset’s life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.

We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	N/A

Rice	Rice plant from planting through approximately 60 days	Rice plant, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed Rice

Coffee	Coffee tree from planting through approximately 18 months	Coffee tree, approximately 18 months after planting until exhausted in 15-20 harvests (total period of approximately 16 years).	Harvested coffee	Coffee

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Raw milk	N/A

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	Sugarcane from planting through approximately 30 days	Sugarcane, approximately 30 days after planting until exhausted in 5-6 harvests (total period of approximately 5.5 years).	Sugarcane	Sugar, ethanol and energy

Valuation Criteria	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost

Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statement of income in the period in which they arise as “Initial recognition and changes in fair value of biological assets and agricultural produce.” We value our inventories of agricultural produce after harvest at net realizable value, except for rough rice, which is valued at cost.

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of DCF valuation techniques. Therefore, we generally derive the fair value of our growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition from period to period.

The DCF method requires the following significant inputs to project revenues and costs:

•	Production cycles or number of harvests;

•	Production area in hectares;

•	Estimated crop and rice yields;

•	Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;

•	Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);

•	Estimated transportation costs;

•	Market prices; and

•	Discount rates.

In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g. for crops, sugar and coffee). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

As of December 31, 2013, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $72.4 million for sugarcane, $3.7 million for coffee, $2.0 million for crops and $4.5 million for rice. As of December 31, 2013, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $49.1 million for sugarcane, $3.0 million for coffee, $1.6 million for crops and $3.2 million for rice. As of December 31, 2013, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $25.7 million for sugarcane and $1.4 million for coffee. As of December 31, 2013, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.6 million for crops and $8.2 million for rice. As of December 31, 2013, the impact of a reasonable 100 basic points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $5.0 million for sugarcane and $0.2 million for coffee.

All of the key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to increases or decreases in prices and discount rates used would result in a significant increase or decrease of the fair value of biological assets and significantly impact our statement of income. In addition, cash flows are projected over the following year or a number of years (depending on the type of biological asset) and based on estimated production. Estimates of production in and of themselves depend on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the years ended December 31, 2011, December 31, 2012 and December 31, 2013, we made no changes to the models.

The aggregate gains and losses arising during a period on initial recognition and from the changes in fair value less costs to sell of biological assets is affected by the way we treat our harvesting and production costs for accounting purposes. Since IAS 41 does not provide guidance on the treatment of these costs, we generally capitalize all costs directly involved with the management of biological assets. These costs may include labor, planting, fertilizers, agrochemicals, harvesting, irrigation and feeding, among others. Then, the cost of the biological asset is adjusted periodically by the re-measurement of the biological asset at fair value less cost to sell. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological growth we adjust biological assets to fair value less cost to sell. Accordingly, capitalized biological assets are adjusted periodically at fair value less cost to sell. At the point of harvest, we recognize the agricultural produce at fair value less cost to sell. The periodic adjustments in fair value less cost to sell reflect period to period gains or losses. After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income as incurred. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.

We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they occur. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.

We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses means that the related produce or product has been sold and the proceeds are included in revenues for the year.

The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”

Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.

Based on the foregoing, the gross profit of our agricultural activities is solely a function of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and of the “Changes in net realizable value of agricultural produce after harvest.”

Business Combinations—Purchase Price Allocation

Accounting for business combinations requires the allocation of our purchase price to the various assets and liabilities of the acquired business at their respective fair values. We use all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Impairment Testing

We review the carrying amounts of our property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Our property, plant and equipment items generally do not generate independent cash flows.

We initially measure goodwill on acquisition at cost being the excess of the cost of the business combination over our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, we allocate any goodwill acquired to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. We test goodwill for impairment annually as of September of each year, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires us to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For our properties in Brazil, we identified a farmland together with its related mill as separate CGUs.

We reviewed the carrying amounts of our property, plant and equipment and finite lived intangible assets as of December 31, 2013 to determine whether there was any indication of potential impairment. We concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards the mandatory impairment testing of goodwill, we tested all CGUs with allocated goodwill in Argentina, Uruguay and Brazil as of September 30, 2013 and determined that none of the CGUs were impaired as of that date. There were no events or changes in circumstances, which would warrant an impairment testing of goodwill as of December 31, 2013.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2013 and 2012:

Based on the criteria described above, we identified a total amount of forty-three CGUs as of September 30, 2013 and forty-four CGUs as of September 30, 2012 for purposes of the impairment testing.

As of September 30, 2013, we identified 10 CGUs in Argentina and Uruguay to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2012, we identified 10 CGUs in Argentina and Uruguay to be tested based on this model (regardless of any goodwill allocated to them). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, we may be assisted by the work of external advisors. When using this model, we apply the “sales comparison approach” as our method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis, which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

Based on the testing above, we determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013.

None of the CGUs with or without allocated goodwill were impaired at September 30, 2013.

CGUs tested based on a value-in-use model at September 30, 2013 and 2012:

Based on the criteria described above, we identified a total amount of forty-three CGUs as of September 30, 2013 and forty-three CGUs as of September 30, 2012 for purposes of the impairment testing.

As of September 30, 2013, we identified 3 CGUs in Brazil to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2012, we identified 3 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). In performing the value-in-use calculation, we applied pre-tax rates to discount the future pre-tax cash flows. In each case, we made these key assumptions which reflect past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, we may also be assisted by the work of external advisors.

The key assumptions used by us in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2013	September 30, 2012
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Covers 8 years for AVI	Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7.65%	9.16%
Perpetuity growth rate	4.5%	4.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

Based on the testing above, we determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

For additional information regarding our impairment testing, please see Note 4(b) to our consolidated financial statements.

Fair Value of Derivatives and Other Financial Instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market value together with common option pricing models. The fair value of interest rate swaps has been calculated using a DCF analysis.

Income Taxes

Adecoagro is a société anonyme (public company limited by shares) organized under the laws of the Grand Duchy of Luxembourg. We believe that Adecoagro’s corporate structure is organized in a form that will meet substantially all of the requirements provided for by Luxembourg law to benefit from the participation exemption regime, and we have not received an objection, nor any indication to the contrary, from the relevant Luxembourg tax authorities, to whom the proposed structure has been disclosed. Accordingly, Adecoagro believes that it can rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Our operating subsidiaries in Argentina, Brazil and Uruguay are subject to income taxes. We do not prepare or file a consolidated income tax return. Each operating subsidiary prepares and files its respective income tax returns based on the applicable tax legislation in the country in which the subsidiary operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact our current and deferred income tax assets and liabilities in the period in which such determination is made.

Income taxes of each subsidiary are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In certain jurisdictions, the annual effect of available tax losses is limited to a percentage of taxable income. In assessing the realizability of deferred tax assets, we consider whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Allowance for Trade Receivables

We maintain an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

We operate in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	Our ‘Farming’ is further comprised of five reportable segments:

•	Our ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. We seek to maximize the use of the land through the cultivation of one or more types of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are out of our control. We are focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	Our ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	Our Dairy segment consists of the production and sale of raw milk. Up until the third of 2013, we were also engaged in the processing of raw milk into manufactured products and marketing through our subsidiary La Lácteo S.A, located in Cordoba, Argentina. During the third quarter of 2013, we disposed of our interest in “La Lacteo”, – See “Recent Development – La Lacteo”.

•	Our Coffee segment consisted of cultivating coffee and marketing our own coffee production. As of May 2, 2013 we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. Once the lease agreement terminates, the coffee trees are expected to have 8 years of useful life.

•	Our ‘Cattle’ Segment consists mainly in the lease of cattle grazing land (not suitable for crop production) to an international meat processor;

•	Our ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	Our ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations.

	Year ended December 31,
Sales	2013	2012	2011
	( In thousands of $)
Farming Business	327,163	322,368	270,766
Crops	185,117	196,206	147,946
Soybean(1)	68,850	66,721	61,385
Corn (2)	79,423	68,790	42,959
Wheat (3)	21,798	34,831	25,060
Sunflower	8,030	7,887	7,413
Cotton Lint	5,215	15,297	9,101
Other crops(4)	1,801	2,680	2,028
Rice(5)	107,093	93,904	83,244
Coffee	439	8,363	14,170
Dairy	30,661	18,868	19,697
Cattle(6)	3,854	5,027	5,709
Sugar, Ethanol and Energy Business	317,461	282,332	277,318
Sugar	133,597	134,766	130,348
Ethanol	150,383	121,544	116,599

Energy	32,463	25,649	24,393
Other (7)	1,018	373	5,978
Total	644,624	604,700	548,084
Land Transformation Business(8)	28,172	27,513	8,832

	2013/2014	2012/2013	2011/2012	2010/2011
	Harvest	Harvest	Harvest	Harvest
Production	Year	Year (18)	Year	Year
Farming Business
Crops (tons)(9)	NA	496,590	564,799	488,185
Soybean (tons)	NA	175,478	189,014	199,533
Corn (tons) (2)	NA	242,246	237,294	169,711
Wheat (tons) (3)	67,532	52,308	113,121	92,908
Sunflower (tons)	NA	24,076	18,667	20,916
Cotton Lint (tons)	NA	2,482	6,704	5,117
Rice(10) (tons)	NA	202,589	171,137	172,034
Coffee (tons)	NA	0	2,873	2,742

	Year ended December 31,
	2013	2012	2011
Processed rice(11) (tons)	166,363	172,383	148,223
Dairy(12) (liters)	72,984	54,954	51,239
Cattle (tons)(6)(13)	47	146	118
Sugar, Ethanol and Energy Business
Sugar (tons)	335,643	281,622	247,805
Ethanol (cubic meters)	268,053	183,713	161,385
Energy (MWh)	300,208	238,540	245,474
Land Transformation Business (hectares traded)	14,175	9,475	2,439

	2013/2014	2012/2013	2011/2012	2010/2011
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year (18)	Year (18)	Year	Year
	(Hectares)
Farming Business(14)
Crops(15)	185,204	186,901	204,097	167,104
Soybean	83,350	91,746	92,789	90,126
Corn (2)	50,529	45,733	47,409	31,894
Wheat (3)	29,289	28,574	43,235	28,058
Sunflower	12,880	12,478	9,596	9,943
Cotton	6,217	3,098	6,389	3,242
Forage	2,939	5,272	4,679	3,841
Rice	36,331	35,249	31,497	27,542
Coffee(16)	0	0	1,632	1,632
Total Planted Area	221,535	222,150	237,226	196,277
Second Harvest Area	29,496	34,091	48,286	36,351
Leased Area	55,851	54,197	60,009	37,694
Owned Croppable Area(17)	136,188	133,862	128,931	122,233

	Year ended December 31,
	2013	2012	2011
Sugar, Ethanol and Energy Business
Sugarcane plantation	99,409	85,531	65,308
Owned land	9,145	9,145	9,145
Leased land	90,264	76,386	56,163

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum.
(3)	Includes barley and rapeseed.
(4)	Includes cotton seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)	Our cattle business primarly consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.”
(7)	Includes sales of sugarcane and other miscellaneous items to third parties
(8)	Represents capital gains from the sale of land.
(9)	Crop production does not include 27,528 tons, 62,636 tons, 46,749 tons of forage produced in the 2012/2013, 2011/2012 and 2010/20011 harvest years, respectively.
(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(12)	Raw milk produced at our dairy farms.
(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.
(14)	Includes hectares planted in the second harvest.
(15)	Includes 5,272 hectares, 3,841 hectares and 4,561 hectares used for the production of forage during the 2012/2013; 2011/2012 and 2010/2011 harvest years, respectively.
(16)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(17)	Does not include potential croppable areas being evaluated for transformation.
(18)	The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights of the “Rio de Janeiro” farm for an 8-year period in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods.

Year ended December 31, 2013 as compared to year ended December 31, 2012

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2013	2012
	(In thousands of $)
Sales of manufactured products and services rendered	425,307	379,526
Cost of manufactured products sold and services rendered	(272,261)	(263,978)

Gross Profit from Manufacturing Activities	153,046	115,548

Sales of agricultural produce and biological assets	219,317	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(219,317)	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	(39,123)	16,643
Changes in net realizable value of agricultural produce after harvest	12,875	16,004

(Loss) / Gross Profit from Agricultural Activities	(26,248)	32,647

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	126,798	148,195

General and administrative expenses	(53,352)	(57,691)
Selling expenses	(68,069)	(58,602)
Other operating income, net	49,650	31,097
Share of loss of joint ventures	(219)	—

Profit from Operations Before Financing and Taxation	54,808	62,999

Finance income	7,234	11,538
Finance costs	(98,916)	(66,654)

Financial results, net	(91,682)	(55,116)

(Loss) / Profit Before Income Tax	(36,874)	7,883

Income tax benefit / (expense)	9,277	5,436
(Loss) / Profit for the Year from Continuing Operations	(27,597)	13,319
Profit / (Loss) for the Year from discontinued operations	1,767	(4,040)

(Loss) / Profit for the Year	(25,830)	9,279

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	510	104,576	—	—	3,237	316,984	425,307
2012	589	92,438	—	—	4,390	282,109	379,526

Sales of manufactured products and services rendered increased 12.1%, from $379.5 million in 2012 to $425.3 million in 2013, primarily as a result of:

•

A $34.9 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.4% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 592,561 tons in 2012 to 748,766 tons in 2013. The increase in volume was due to (a) a 35.3% increase in harvested area, from 57,236 hectares in 2012 to 77,442 hectares in 2013; and (b) 363.8% increase in sugarcane purchased from third parties, from 184,897 tons in 2012 to 857,599 tons in 2013. This was partially offset by (i) a

5.4% decrease in TRS content in sugarcane, from 133.8 kgs/ton in 2012 to 126.5 kgs/ton in 2013 and a 4.5% decrease in yields, from 75.2 tons/hectare in 2012 to 71.8 tons/hectare in 2013, mainly as a result of a frost that occurred in July 2013 in Mato Grosso do Sul and above-average rains in Center-South Brazil during June 2013; (ii) a 9.5% decrease in the average sales price of ethanol, from $683.0 per m3 in 2012 to $617.8 per m3 in 2013; and (iii) a 16.8% decrease in the average sales price of sugar, from $493.8 per ton in 2012 to $411.0 per ton in 2013. The following figure sets forth the variables that determine our Sugar, Ethanol and Energy sales:

(1)	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2013	2012	Chg %	2013	2012	Chg %	2013	2012	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	150.4	121.5	23.7%	243.4	178.0	36.8%	617.8	683.0	(9.5%)
Sugar (tons)	133.6	134.8	(0.9%)	325.1	272.9	19.1%	411.0	493.8	(16.8%)
Energy (MWh)	32.5	25.6	26.6%	354.0	317.2	11.6%	91.7	80.9	13.4%
Others	1.0	0.4	173.2%

TOTAL	317.5	282.3	12.4%

•	a $12.1 million increase in our Rice segment, mainly due to: (i) a 3.4% increase in the average sales price, from $407.6 per ton of rough rice equivalent in 2012 to $421.4 per ton of rough rice equivalent in 2013; and (ii) a 10.3% increase in the volume of white and brown rice sold measured in tons of rough rice, from 230,378 tons in 2012 to 254,134 tons in 2013, mainly explained by: (a) a 5.8% increase in average yields, from 5.4 tons per hectare in 2012 to 5.7 tons per hectare in 2013; (b) a 11.9% increase in planted hectares, from 31,497 hectares in 2012 to 35,249 hectares in 2013; partially offset by (c) a 46.9% decrease in the volume of rough rice purchased from third parties, from 86,481 tons in 2012 to 45,921 tons in 2013 partially offset by:

•	a $1.2 million decrease in our Cattle segment mainly due to (i) a 12.5% decrease in meat prices as compared to 2012; and (ii) a 14.2% decrease in leased area resulting from the sale of farms during the year and the conversion of cattle land into rice land.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	—	(84,654)	—	—	(89)	(187,518)	(272,261)
2012	—	(78,617)	—	—	(230)	(185,131)	(263,978)

Cost of manufactured products sold and services rendered increased 3.1%, from $264.0 million in 2012, to $272.3 million in 2013. This increase was primarily due to:

•	a $6.0 million increase in our Rice segment mainly due to: (i) a 10.3% increase in sales measured in rough rice equivalent, (ii) a 2.1% increase in unitary costs, mainly due to (a) higher price of the rough rice used as raw material; and (b) higher proportion of white rice in the production mix, from 69.4% in 2012 to 97.7% in 2013. White rice is more costly than brown rice due to higher processing costs and higher raw material consumption.

•	a $2.4 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.4% increase in the volume of sugar and ethanol sold, measured in TRS; partially offset by (ii) a 20.2% decrease in transfer price of our sugarcane production, which is transferred from our farms to the mill at fair value, from $34.8 per ton in 2012 to $27.7 per ton in 2013, as a result of lower sugar and ethanol market prices.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	184,607	2,517	30,661	439	616	477	219,317
2012	195,617	1,466	18,868	8,363	637	223	225,174

Sales of agricultural produce and biological assets decreased 2.6%, from $225.2 million in 2012 to $219.3 million in 2013, primarily as a result of:

•	a $11.0 million decrease in our Crops segment, mainly driven by (i) lower wheat inventory sell-off, from 51,253 tons in 2012 to 750 tons in 2013; and (ii) a 11.1% decrease in soybean first harvest yields from 2.5 tons per hectare in the 2011/2012 harvest to 2.2 tons per hectare in the 2012/2013 harvest, mainly due to the drought experienced throughout January to April 2013, that affected the crop development during its critical period. This was partially offset by (iii) an increase in the volume of corn sold mainly due to a 5.8% increase in corn yields, from 5.0 tons per hectare in the 2011/2012 harvest to 5.3 tons per hectare in the 2012/2013 harvest, as corn yields in the 2011/2012 season were affected by a drought suffered in November 2011 through January 2012; and (iv) higher soybean, corn, wheat and sunflower selling prices.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2013	2012	% Chg	2013	2012	% Chg	2013	2012	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean (1)	68.9	66.7	3.2%	190.7	191.6	(0.5%)	361.0	348.2	3.7%
Corn	79.4	68.8	15.5%	353.3	313.5	12.7%	224.8	219.4	2.4%
Cotton lint	5.2	15.3	(65.9%)	2.5	8.7	(70.8%)	2,049.0	1,757.3	16.6%
Wheat (2)	21.8	34.8	(37.4%)	75.3	150.3	(49.9%)	289.3	231.8	24.8%
Sunflower	8.0	7.9	1.8%	19.6	19.7	(0.8%)	410.3	399.7	2.7%
Others	1.8	2.7	(32.8%)	—	—	—%

Total	185.1	196.2	(5.7%)	641.5	683.8	(6.2%)

(1)	Includes sorghum
(2)	Includes barley

partially offset by:

•	a $11.8 million increase in our Dairy segment from $18.9 million in 2012 to $30.7 million in 2013, mainly due to: (i) a 34.9% increase in liters sold, from 53.3 million liters in 2012 to 71.9 million liters in 2013, primarily as a result of (a) a 21.2% increase in the number of milking cows, from 5,025 heads in 2012 to 6,092 heads in 2013; and (b) a 9.5% increase in productivity, from 30.0 liters/milking cow in 2012 to 32.8 liters/milking cow in 2013.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	24,356	8,339	7,761	(8,332)	(267)	(70,980)	(39,123)
2012	35,471	6,463	2,060	(4,196)	(131)	(23,024)	16,643

Initial recognition and changes in fair value of biological assets and agricultural produce decreased in from a gain of $16.6 million in 2012 to a loss of 39.1 million in 2013, primarily due to:

•	a $48.0 million decrease in our Sugar, Ethanol and Energy segment due to:

•	a $25.4 million decrease, from a gain of $1.8 million in 2012 to a loss of $23.7 million in 2013, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest mainly due to: (i) a 4.5% decrease in yields obtained; (ii) a 20.2% decrease in the price of our sugarcane production, which was partially offset by: (iii) a 35.3% increase in harvested area.

•	a $22.6 million decrease, from a loss of $24.8 million in 2012 to a loss of $47.3 million in 2013, mainly generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates as of December 31, 2013, which are calculated based on the average of daily prices for sugar future contracts for the period July 1 to December 31 (i.e. 6-month moving average), decreased 15.1% compared to sugar price estimates as of December 31, 2012, for the same period.

•	Of the $71.0 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013, $47.3 million loss represents the unrealized portion, as compared to the $24.8 million gain unrealized portion of the $23.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2012.

•	a $11.1 million decrease in our Crops segment mainly due to:

•	a $5.8 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a loss of $6.1 million in 2012 to a loss of $0.9 million in 2013, mainly due to: (i) lower soybean yields as a result of the dry weather conditions between January and April 2013; partially offset by (ii) higher corn yields as yields in the 2011/2012 season were affected by a drought suffered in November 2011 through January 2012; and (iii) higher market prices (see “Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices”)

•	a $5.3 million decrease in the recognition at fair value less cost to sell for non-harvested crops as of yearend, from a gain of $6.2 million in 2012 to a gain of $0.9 million in 2013, mainly due (i) to lower expected yields for corn and soybean due to the low level of rains in Argentina during December of 2013, which resulted in lower yields potential measured as of December 31; (ii) and lower corn and soybean prices.

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest 2012/2013	Harvest 2011/2012	% Change
	(In $ per hectare)
Corn	541.4	535.7	1.1%
Soybean	497.0	470.8	5.6%
Soybean Second harvest	301.1	278.6	8.1%
Cotton	2,028.8	1765.2	14.9%
Wheat	304.9	324.3	-6.0%

•	a $4.1 million decrease in our Coffee segment mainly due to:

•	a $5.5 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $2.6 million in 2012 to a loss of $8.1 million in 2013, mainly due to a decrease in the coffee price (ICE-NY) estimates used in the DCF model to determine the fair value of our coffee plantations. As of May 2, 2013 we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, including 904 hectares planted with coffee trees. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. The loss in 2013 was incurred prior to the execution of the sale and lease arrangement.

•	a 1.4 million increase in the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $1.6 million in 2012 to a loss of $0.2 million in 2013. The loss in 2012 is related to the downward trend in coffee prices following the harvest.

•	Of the $8.3 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013, $8.1 million loss represents the unrealized portion, as compared to the $2.6 million loss unrealized portion of the $4.2 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2012;

partially offset by

•	a $1.9 million increase in our Rice segment, as a result of:

•	a $4.0 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, mainly due to (i) a 5.8% increase in average yields and; (ii) a 11.9% increase in planted area; partially offset by (iii) higher harvest and tillage expenses.

•	a $2.1 million decrease in the recognition at fair value less cost to sell of non-harvested rice, from $4.4 million in 2012 to $2.2 million in 2013, as a result of lower estimated prices for the 2013/2014 harvest relative to the 2012/2013 harvest measured as of December 31.

•	Of the $8.3 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2013, $2.2 million gain represents the unrealized portion, as compared to the $4.4 million gain unrealized portion of the $6.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2012;

•	a $5.7 million increase in our Dairy segment mainly due to:

•	a $6.1 million increase in the recognition at fair value less cost to sell of raw milk, from a gain of $1.9 million in 2012 to a gain of $8.0 million in 2013, mainly due to (i) a 21.2% increase in the number of milking cows, from 5,025 heads in 2012 to 6,092 heads in 2013; (ii) a 20.5% increase in milk sales average prices, from 35.4 cents per liter in 2011 to 42.7 cents per liter in 2013; and (iii) a 9.5% increase in the average productivity of milking cows, from 30.0 liters per cow per day in 2012 to 32.8 liters per cow per day in 2013;

•	a $0.3 million decrease in the revaluation of the dairy herd, from a $0.1 million increase in value in 2012 to a $0.2 million decrease in value in 2013, as a result of a decrease in the market price of dairy cows.

•	Of the $7.8 million gain in initial recognition and changes in fair value of biological assets and agricultural produce for 2013, $0.2 million loss represents the unrealized portion, as compared to the $0.1 million unrealized gain portion of the $2.1 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2012.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	12,607	N/A	N/A	121	N/A	147	N/A	12,875
2012	15,850	N/A	N/A	154	N/A	N/A	N/A	16,004

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory which impacts its fair value, (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased 19.6% from $16.0 million in 2012 to $12.9 million in 2013. This decrease is primarily explained by a lower profit from direct exports of corn.

General and Administrative Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	(4,101)	(4,424)	(1,087)	(1,119)	(0)	(19,434)	(23,187)	(53,352)
2012	(4,436)	(4,072)	(906)	(1,082)	(23)	(22,239)	(24,933)	(57,691)

Our general and administrative expenses decreased 7.5%, from $57.7 million in 2012 to $53.4 million in 2013, mainly due to a reduction in variable compensation, mainly bonuses.

Selling Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	(6,236)	(16,104)	(454)	(422)	(75)	(44,571)	(207)	(68,069)
2012	(5,904)	(16,157)	(319)	(304)	(60)	(35,690)	(168)	(58,602)

Selling expenses increased 16.2%, from $58.6 million in 2012 to $68.1 million in 2013, mainly driven by a $8.9 million increase in our Sugar, Ethanol and Energy segment, from $35.7 million in 2012 to $44.6 million in 2013, primarily due to an increase in sales volume measured in TRS equivalent.

Selling expenses of our Crops, Rice, Dairy, Coffee and Cattle segments remained essentially unchanged.

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2013	7,632	438	494	(291)	(1)	13,290	28,172	(84)	49,650
2012	(9,330)	1,065	22	2,387	(16)	9,797	27,513	(341)	31,097

Other operating income, net increased 60.0%, from $31.1 million in 2012 to $49.7 million in 2013, primarily due to:

•	a $17.0 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a negative impact during 2012 and a positive impact in 2013

•	a $3.5 million increase in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of future sales contracts for sugar;

partially offset by:

•	a $2.7 million decrease in our Coffee segment due to the mark-to-market effect of outstanding hedge positions, which had a positive impact during 2012.

Other operating income, net of our Rice, Dairy, Cattle, Land Transformation and Corporate segments remained essentially unchanged.

Profit/(Loss) for the Year from discontinued operations

Our profit from discounted operations increased from a loss of $4.0 million in 2012 to a gain of $1.8 million in 2013, primarily explained by the gain recognized in connection with the disposal of our interest in “La Lacteo”, a milk processing facility in Cordoba, Argentina.

Financial Results, Net

Our net financial results decreased from a loss of $55.1 million in 2012 to a loss of $91.7 million in 2013, primarily due to: (i) higher interests expenses driven by a higher level of debt mainly as a result of our capital expenditures commitments related to the construction of our Ivinhema mill; (ii) a $19.0 million loss in 2013, compared to a $5.8 million loss in 2012, primarily resulting from the mark to market of our currency derivatives used to hedge the future U.S. dollar inflows generated by our forward sugar sales; (iii) lower interest income mainly due to the lower cash balance as a result of our capital expenditures program; and (iv) a $21.1 million non-cash loss in 2013, compared to a $26.1 million non-cash loss in 2012, mostly generated by the impact of foreign exchange fluctuation on our dollar denominated debt. As of July 1, 2013, Adecoagro implemented Cash Flow Hedge Accounting. Since July 1, 2013 to December 31, 2013, a 24.1 million loss was recognized from the “Financial Result, net” line item to Equity and will remain in Equity until the associated debt is amortized. Additionally, a $2.6 million loss was recognized from Equity to the “Financial Result, net” line item. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements. .

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2013	2012
	(In $ thousand)		% Change
Interest income	6,882	11,249	(38.8%)
Interest expense	(49,249)	(27,672)	78.0%
Foreign exchange losses, net	(21,087)	(26,080)	(19.1%)
Cash flow hedge – transfer from equity	(2,560)	—
Loss from interest rate /foreign exchange rate derivative financial instruments	(19,028)	(5,823)	226.8%
Taxes	(3,815)	(4,265)	(10.6%)
Other Income/(Expenses)	(2,825)	(2,525)	11.9%
Total Financial Results	(91,682)	(55,116)	66.3%

Income Tax benefit / (expense)

Our consolidated income tax benefit totaled USD 9.3 million in 2013, compared to USD 5.4 million in 2012.

For the year ended December 31, 2013, we recognized a consolidated income tax benefit of $9.2 million on loss before income taxes of $36.9 million. For the comparable 2012 period, we recognized a consolidated income tax benefit of $5.4 million on income before income taxes of $7.9 million. On a consolidated basis, the income tax benefit for the year ended December 31, 2013 has been mitigated by the derecognition of previously recognized tax losses, mainly related the sale of Mimoso Farm, which impacted the expected profits of our coffee business. The income tax benefit in 2012 was mainly due to the recognition of previously unrecognized tax losses in Brazil and the gain from the sale of Santa Regina Agropecuaria S.A. which did not result in income tax expense. In 2011, our consolidated effective tax rate approximated 20.5% (which differed from our statutory income tax rates) mainly due to the recognition of previously unrecognized tax losses in Brazil

(Loss)/Profit for the Year

As a result of the foregoing, our net result for the year decreased from a gain of $9.3 million in 2012 to a loss of $25.8 million in 2013.

B. LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Years ended December 31, 2013 and, 2012

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013	2012
Cash and cash equivalent at the beginning of the year	218,809	330,546
Cash and cash equivalent at the end of the year	232,147	218,809
Net cash generated from operating activities	102,080	67,823
Effect of exchange rate changes on cash	(31,877)	(12,853)
Net cash used in investing activities	(161,536)	(300,215)
Net cash generated by Financial activities	45,215	133,508

Operating Activities

Year ended December 31, 2013

Net cash generated by operating activities was $102.1 million for the year ended December 31, 2013. During this year, we generated a net loss of $25.8 million that included non-cash charges relating primarily to depreciation and amortization of $69.4 million, interest and other financial expenses, net of $45.1 million, $53.5 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $21.1 million of foreign exchange losses All these effects were partially offset by gain from the disposal of subsidiaries of $26.4 million and $9.3 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $27.6 million, primarily due to an increase of $35.2 million in trade and other receivables, due to the buildup of working capital related to the expansion of our Sugar and Ethanol operations (mainly advances to suppliers and long term tax credits related to the lvinhema project development), and an increase in ethanol inventories, as a consequence of the decision to capture better prices. These effects were partially offset by an increase of $35.4 million in liabilities.

Year ended December 31, 2012

Net cash generated by operating activities was $67.8 million for the year ended December 31, 2012. During this year, we generated a net profit of $9.3 million that included non-cash charges relating primarily to depreciation and amortization of $54.5 million, interest expense, net of $18.9 million, $13.3 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $26.1 million of foreign exchange losses and $6.3 million loss from derivative financial instruments and forward. All these effects were partially offset by gain from the disposal of subsidiaries of $27.5 million and $5.4 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $29.0 million, primarily due to an increase of $39.2 million in trade and other receivables, due to the buildup of working capital of the Sugar and Ethanol operations (mainly advances to suppliers and long term tax credits related to the Ivinhema project development), partially offset by an increase of $21.1 million in liabilities.

Investing Activities

Year ended December 31, 2013

Net cash used in investing activities totaled $161.5 million in the year ended December 31, 2013, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $128.7 million; $96.5 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $43.4 million from the sale of farmlands and subsidiaries and $6.8 million in interest income.

Year ended December 31, 2012

Net cash used in investing activities totaled $300.2 million in the year ended December 31, 2012, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations for the lvinhema project, the second free stall facility and Franck rice mill) totaling $218.7 million; $82.6 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul and the payment of the balance of the acquisitions of Dinaluca, Agroforestal and Simoneta, wholly owned subsidiaries, for $33.5 million. Net inflows from investing activities were primarily related to proceeds of an aggregate of $25.9 million from the sale of farmlands and subsidiaries and $11.2 million of interest received.

Financing Activities

Year ended December 31, 2013

Net cash provided by financing activities was $45.2 million in the year ended December 31, 2013, primarily derived from the incurrence of new long term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $322.79 million, partially offset by payments of $113.7 million of our long term borrowings, $53.4 of net decrease of our short term borrowings. During this period, interest paid totaled $45.9 million. We also used U$5.1 million in the repurchase of our own shares. (Please see Note 17 to our consolidated financial expenses)

Year ended December 31, 2012

Net cash provided by financing activities was $133.5 million in the year ended December 31, 2012, primarily derived from borrowings under long term credit facilities in the net amount of $150.8 million . (see “Indebtedness and Financial Instruments”) During 2012, the payment of interest totaled $34.5 million.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from an Initial Public Offering (“IPO”) and concurrent private placement. As of December 31, 2013, our cash and cash equivalents amounted to $ 232.1 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2013	2012
Fixed rate:
Less than 1 year(l)	56,932	60,049
Between 1 and 2 years	38,393	19,066
Between 2 and 3 years	37,762	24,364
Between 3 and 4 years	29,467	21,760
Between 4 and 5 years	27,803	20,870
More than 5 years	75,745	62,036

Total fixed rate:	266,102	208,145

Variable rate:
Less than 1 year(l)	90,707	124,423
Between 1 and 2 years	107,392	71,978
Between 2 and 3 years	100,949	73,684
Between 3 and 4 years	54,212	45,969
Between 4 and 5 years	12,586	11,100
More than 5 years	27,444	2,713

Total variable rate:	393,290	329,867

Total:	659,392	538,012

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2014 and September 2023 and bear either fixed interest rates ranging from 2.50% to 13.47% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.72% to 14.11% per annum. At December 31, 2013 LIBOR (six months) was 0.28% (2012: 0. 51%).

Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2014 and November 2019 and bear either fixed interest rates ranging from 5.70% and 7.00% per annum.

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant Date	Nominal amount		Capital Outstanding as of December 31 2013		Maturity date	Annual Interest Rate
		(In millions)		Millions of Reais	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$	151	81.4	34.7	April 2018	Partially Long-Term Interest Rate (TJLP), as by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 3.67%
Banco Do Brasil	July 2010	R$	70	57.6	24.6	July 2020	10% with 15% of bonus performance
BTG Pactual / HSBC / Votorantim / Rabobank (2)	May 2012	R$	.230	153.3	65.4	May 2015	CDI + 3.6%
Bradesco	May 2012	US$	11.7	—	11.7	May 2016	7.20%
Banco Do Brasil (3)	October 2012	R$	130	130.0	55.5	October 2022	2.94% per annum with 15% of bonus performance
Itau BBA	December 2012	R$	45.9	44.4	19.0	December 2022	2.50%
Itau BBA (4)	March 2013	R$	75	75.0	32.0	March 2019	CDI + 3.2%
ING / ABN /Bladex Loan (5)	July 2013	US$	70	—	70.0	October 2016	LIBOR 6M plus 4.5%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (6)	September 2013	US$	90	—	90.0	September 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaul BBA Finem Loan (7)	September 2013	R$	273	138.1	58.9	January 23	5.69
BNDES Finem Loan (8)	November 2013	R$	215	60.0	25.6	January 23	3.34%

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(2)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca farms, (ii) pledge of sugarcane and (iii) sales contracts.
(3)	Collateralized by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(4)	Collateralized by power sales contract
(5)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(6)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(7)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) liens over the Ivinhema mill and equipment.
(8)	Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.

The abovementioned loans have to comply with financial covenants. The financial covenants are measured considering the statutory financial statements of the Brazilian Subsidiaries. The covenants to comply with are defined as follows and detailed in the table below:

Bank	Ratio	2014	2015	2016	2017 and on
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG)	Interest Coverage	[≥] 2	[≥] 2	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5
Banco Do Brasil	Debt service coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
BTG Pactual / HSBC / Votorantim / Rabobank	Interest Coverage	[≥] 2
	Solvency	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 6
Bradesco	Net Debt / Sugarcane Milled Tons	[≤] 80	[≤] 80
	Net Debt/Equity	[≤] 80%	[≤] 80%
Banco Do Brasil (1)	Debt service coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
Itau BBA	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤]3.5 / [≤] 3.0
Itau BBA (2)	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤]3.5 / [≤] 3.0
ING / ABN /Bladex	Interest Coverage	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 5.0	[≤] 4.0
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (3)	Interest Coverage	[≥] 2	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 5.0	[≤] 4.5	[≤] 4.5
Banco do Brasil / Itau BBA Finem Loan	Debt Service Coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤]3.5 / [≤] 3.0
BNDES Finem Loan (4)	Solvency	[≥] 40%	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤]3.5 / [≤] 3.0

Interest Coverage = (Adjusted EBITDA)/(Net Financial Expenses)

Solvency = Equity/(Total Assets)

Net Bank Debt/Adjusted EBITDA = (Bank Debt-Cash)/(Adjusted EBITDA)

Debt Service Coverage = (Adjusted EBITDA)/(Payment of long term debt-Net Financial Expenses- dividends)

During 2013 and 2012 the Company and its subsidiaries were in compliance with all financial covenants.

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 31 million tranche (“Tranche A”) and a five-year US$ 49 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively. Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 24.765 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina. Adeco Agropecuaria S.A. and Pilagá S.A. are required to meet the following financial ratios (measured on a combined basis):

	2013	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2013 and 2012 the Company and its subsidiaries were in compliance with all financial covenants.

Short-term Debt.

As of December 31,2013, our short term debt totaled $147.7 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2013:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Bank loans (1)	208,6	118,6	227,9	53,9	608,9
Leases	19,7	8,7	12,4	3,5	44,3
Total	228,3	127,3	240,3	57,4	653,2

(1)	Includes interest.

Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-191325) of Adecoagro S.A. of our report dated March 13, 2014 relating to the consolidated financial statements for the year ended December 31, 2013, which appears in Form 6-K of Adecoagro dated March 20, 2014.

PRICE WATERHOUSE & CO. S.R.L.

by    /s/ Marcelo de Nicola         (Partner)

Marcelo de Nicola

Buenos Aires, Argentina

April 1, 2014

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